

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Via E-mail
Georgi Parrik, President
Antaga International Corp.
4405 Powell Avenue
Montreal, QC Canada H4P 1E5

    RE: **Antaga International Corp.**
        Amendment No. 2 to Form S-1
        Filed May 25, 2011
        File No. 333-170091

Dear Mr. Parrik:

    We have reviewed your revised registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Agreement with Our Supplier, page 16

1. We note your response to comment nine from the April 27, 2011 letter and the description of the agreement added to this section. However, as previously requested please file the written description of the contract with MVP Biotech as an exhibit, as required by Item 601(b)(10) of Regulation S-K.

Target Market, page 17

2. Please provide the website or link to Datamonitor and the title of the article that provides the information referred to.

3. We note your disclosure that the company's president will provide counseling regarding nutritional supplements to consumers. Please clarify how the counseling will be provided. We note that the company will sell is product line online and in Scandinavian countries.

Compliance with Government Regulation, page 18

4. We note your response to comment 16. Please revise to delete your disclosure that "we are currently in contact with the following organizations to see if what certifications/approval is needed if any to distribute our product there:" Also confirm to us that your disclosure addresses all the regulations in Sweden and Finland regarding the importing and distributing of your nutritional health supplements.

Plan of Operations, page 20

5. The statements added to item 1 under the "in months four to six…" milestone presentation are noted. Please add a risk factor that addresses the risk in "there is no guarantee that we will be compliant in the time frame estimated, in which case our operations may be interrupted."

Biographical Operations, page 21

6. We note that Punchline Quebec, Inc., the company partially owned by Mr. Parrik was recently dissolved. Please revise to clarify Mr. Parrik's current employment.

7. Revise to clarify the size of operations conducted Punchline Quebec.

Financial Statements

General

8. Please note that a currently dated consent from your independent accountant is required for amendments over 30 days. Accordingly, please revise to provide a currently dated consent from your independent accountant.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Raj Rajan, staff accountant at (202) 551-3388 or Brian Bhandari, accounting reviewer at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551- 3356 with any other questions.

                  Sincerely,

                  /s/ David Link for

                  John Reynolds,
                  Assistant Director